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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R OHH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Prudential plc to acquire Good Morning Investment Trust Management Company in Korea (September 16, 2002)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 September 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ STEVE COLTON Steve Colton Group Head of Media Relations

Monday 16 September 2002

Prudential plc to acquire Good Morning Investment
Trust Management Company in Korea

        Prudential plc ("Prudential") and Good Morning Shinhan Securities Co. Ltd., Korea's sixth largest brokerage firm, announced today that they have signed a sale and purchase agreement for Prudential to acquire Good Morning Investment Trust Management Company (Good Morning ITMC). The agreement is subject to local regulatory approval and is expected to complete by the end of October 2002. The net assets being acquired by Prudential are £8.1 million as at 30 June 2002.

        Good Morning ITMC was established in 2001 and is based in Seoul. As at 30 June 2002, it had funds under management of KRW1.9 trillion (£1.07 billion). Good Morning ITMC will continue to build a diversified distribution network and will work closely with Good Morning Shinhan Securities to grow their existing strong distribution relationship.

        Commenting on the acquisition, Mark Tucker, Chief Executive of Prudential Corporation Asia, said: "The acquisition of Good Morning ITMC is another vote of confidence in Asia and in the strength of Korea's economic outlook. PCA entered the Korean market with the launch of PCA LIFE earlier this year. We are here for the long term and have every belief that this asset management company will be another successful part of our plan to build a significant retail financial services business in Korea".

        Mr Doh, President of Good Morning Shinhan Securities, said: "Good Morning Shinhan Securities has decided to strategically focus on Shinhan Investment Trust Management Company for building a presence in the Korean investment management trust market. Prudential clearly has a long-term commitment to the Korean market and we believe that they will be able to take Good Morning ITMC to the next level, and this decision is in the best interests of our customers and staff".

        This acquisition continues Prudential Corporation Asia's ("PCA") well-managed and focused expansion strategy in Asia. PCA's Managing Director of Regional Mutual Funds, Ajay Srinivasan, added: "Korea is one of the world's largest mutual fund markets and we have been reviewing opportunities to expand our presence here. We are delighted to have found in Good Morning ITMC a business which provides us with a solid platform to build scale in this very significant market. This acquisition of a strong company, backed by our regional and global expertise, is a great fit with our strategy in Asia."

        To oversee the new operation, PCA has appointed Dong Jin Kim, former Chairman and Managing Director of JP Morgan Chase in Korea, as CEO of the new company which will be renamed PCA Investment Trust Management Company after the transaction completes.

        Prudential has been advised by Lazard.

        —ENDS—

Enquiries to:

Media		Investors/Analysts
Geraldine Davies	020 7548 3911	Rebecca Burrows	020 7548 3537
Clare Staley	020 7548 3719
Howard Green	00852 2918 6306

News release

Corporate Relations
Prudential plc
Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725
Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated by the FSA

Notes to Editors:-

Prudential in Asia

        With this Korean acquisition, Prudential now has asset management operations in seven countries to complement its life operations in 12 countries across Asia. Prudential was first established in Asia in 1923 and is currently the UK's largest life insurance company in Asia.

        Prudential has a rapidly growing mutual fund business in Asia including Prudential ICICI AMC, the largest private sector fund manager in India and Prudential SIT in Taiwan, one of the top 5 mutual fund businesses. BOCI-Prudential is also one of the leading Mandatory Provident Fund players in Hong Kong.

        Alongside its wholly owned operations in Asia, Prudential has forged successful joint ventures and strategic alliances with some of the region's leading financial institutions including CITIC (China International Trust and Investment Corporation), Bank of China International, India's ICICI and Standard Chartered Bank.

        Korea is a very significant market, being the second largest market (behind Japan) in Asia. Funds under management (FUM) were £68 billion in 2000 with a compound annual growth rate (CAGR) of 17 per cent from 1986-2000. These FUM were more than the combined FUM of China, Hong Kong, India, Malaysia and Singapore.

Good Morning Shinhan Securities Co., Ltd.

        Established in 1984, Good Morning Shinhan Securities is one of Korea's leading securities companies, providing a wide array of financial services to a well diversified client base. The company is headquartered in Seoul, Korea with 95 branches nationwide and has two overseas subsidiaries based in New York and London.

        The company has obtained recognition for its global standard corporate governance and its powerful brand image. Following the merger of Good Morning Securities and Shinhan Securities in July 2002, Good Morning Shinhan Securities is now able to capitalise on both the retail and wholesale network of Shinhan Bank which is a top rated domestic bank and now aims to become the best provider of financial services in Korea under the umbrella of its holding company, Shinhan Financial Group.

        Good Morning Investment Trust Management Company is a wholly owned subsidiary of Good Morning Shinhan Securities Co., Ltd. It currently employs 37 staff and was ranked 24 out of 49 manufacturers in the Korean investment trust management market with funds under management of £1.07 billion (KRW 1.9 trillion) as at 30 June 2002.

        As both Shinhan Financial Group, parent of Shinhan Securities, and Good Morning Securities own ITMCs, it was decided that Good Morning ITMC would be sold. The remaining company, Shinhan ITMC, will continue operating as part of the Shinhan Financial Group.

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SIGNATURES
Prudential plc to acquire Good Morning Investment Trust Management Company in Korea
News release
Corporate Relations Prudential plc Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725 Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169. Prudential plc is a holding company, subsidiaries of which are regulated by the FSA